TC PIPELINES, LP

700 Louisiana Street, Suite 700

Houston, Texas  77002

August 2, 2016

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             TC PipeLines, LP

Registration Statement on Form S-3 (as amended)

File No. 333-211907

Dear Mr. Schwall:

On behalf of TC PipeLines, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on August 4, 2016, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

TC PIPELINES, LP

By: TC PipeLines GP, Inc., its general partner

By:	/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Associate General Counsel and Secretary